Auction Update: Great news for this artist Inbox ×

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Hello Sam,

When we added Tracey Emin to our buy list earlier this year, we felt strongly about the growth potential in her market. Since then, our thesis has been supported.

Our first Emin offering is available for $500,000, and since we launched it, every similar painting has **sold for a higher price at auction.*** The last two were auctioned just last week! Check it out:



Sale Price (2024):
$914k



Sale Price (2024):
$656k



Sale Price (2024):
$1.1M

Each painting is unique across scale and composition.

This recent track record gives us a lot of confidence in this style's appreciation potential long-term. We're glad we got in when we did.

Invest in our work here, or view the offering circular below.

Thanks,

Anthony DeSimone

—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

*The set of similar sales comprise paintings by Tracey Emin with the following criteria: Works on canvas created before 2020 that measure between 20 inches by 20 inches and 100 inches by 100 inches. Although 'similar' paintings have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We cannot make any representation that any of the data is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.